PORTAL RESOURCES LTD.

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

February 27, 2012

RE:

Special Meeting of the shareholders of Portal Resources Ltd. (the “Company”) to be held on March 23, 2012 (the “Meeting”)

I, David N. Hottman, President, Chairman and Chief Executive Officer of the Company hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent, in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)

arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)

the Company is relying on section 2.20 of the Instrument to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of the Instrument.

“David N. Hottman”

David N. Hottman

President, Chairman and Chief Executive Officer

of Portal Resources Ltd.